

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2021

Scott Crist
Chief Executive Officer
Industrial Tech Acquisitions II, Inc.
5090 Richmond Ave, Suite 319
Houston, Texas 77056

> **Re: Industrial Tech Acquisitions II, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 3, 2021**
> **File No. 333-254594**

Dear Mr. Crist:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors
Our amended and restated certificate of incorporation, page 66

1. We note your disclosure here in this risk factor regarding your exclusive forum clause in your amended and restated certificate of incorporation. You indicate in this risk factor that for any action arising under the Securities Act that the Court of Chancery in the State of Delaware and the federal district court shall have concurrent jurisdiction. We note however that your amended and restated certificate of incorporation and the disclosure under "Exclusive forum for certain lawsuits," at page 136 states that unless you consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint arising under the Securities Act of 1933. Please revise for consistency.

Scott Crist
Industrial Tech Acquisitions II, Inc.
December 15, 2021
Page 2

  You may contact David Irving at 202-551-3321 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Justin Dobbie at 202-551-3469 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance